

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   August 4, 2016

Richard D. Fain
Chief Executive Officer
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, FL 33132

   Re: Royal Caribbean Cruises Ltd.
     Form 10-K
     Filed February 22, 2016
     File No. 001-11884

Dear Mr. Fain:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

  Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3611 with any questions.

         Sincerely,

         /s/ A.N. Parker

         Anne Nguyen Parker
         Assistant Director
         Office of Transportation and Leisure